UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 18, 2013

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re.:            Material Fact –Offer changed

Dear Sirs,

I hereby address you in the name and on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“the Company”) and in compliance with applicable statutory rules, for the purpose of informing you that at the meeting held on September 17, the Company´s Board of Directors resolved to accept the proposal received on September 5, 2013 from Pampa Energía S.A. in connection with the sale of Emdersa Generación Salta S.A. (EGSSA) made in October, 2011. Said proposal includes a change in the means of payment of the price balance, i.e. the purchaser Pampa Energía S.A. may pay the price balance to the seller EDENOR on its maturity date, by means of (i) a wire transfer to the bank account reported by EDENOR (as originally agreed-upon), and/or (ii) the delivery, at market price, of Notes Class No. 9 with maturity date of 2022 and/or Notes at Par with maturity date of 2017, both issued by the Company, for a value equal to the price balance, plus interest.

As this is defined as a related party-transaction involving a relevant amount under the provisions of section 72 of Argentine Capital Markets Law, the opinion of the Company’s Audit Committee was timely requested, which was actually rendered today at the Company’s Board of Directors’ meeting, in the sense that the transaction conditions may be considered appropriate for ordinary market conditions.

The opinion rendered by the Audit Committee in connection with the matter at issue is available to the shareholders at the Corporate Headquarters.

Best regards,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 18, 2013